John Keells Group

OHN KEELLS HOLDINGS LIMITED

nterim Report

ree months ended 30th June 2004

CHAIRMAN'S MESSAGE

Your company, JKH, maintained the momentum of 2003/2004 in registering a strong first quarter 2004/2005 performance highlighted by Profit Attributable to Shareholders of Rs 537 million compared to the Rs 45 million in the corresponding period in the previous year, an increase of 1088 per cent and a Pre-Tax Profits, prior to exceptional items, of Rs 759 million, an increase of 61 per cent over the corresponding period in the previous year. Group Turnover at Rs 5.2 billion was 17 per cent over the Rs 4.4 billion recorded in the corresponding period in the previous year. The quarter also witnessed the furtherance of a number of Group-wide change initiatives including a formalised Corporate and Social Responsibility Programme, a SAP based ERP, a new Reward and Recognition Scheme for Group employees and the enjoyment of previously contracted Group Sourcing benefits.

The Food & Beverage Sector recorded a Profit Before Tax of Rs 43 million which, though better than the loss of Rs 589 million recorded in the VRS affected first quarter 2003/2004, was still below expectations. The Sector continues with its programme of consolidation and betterment.

In the Transportation Sector, the availability of higher capacity and a greater level of activity at the Port of Colombo resulted in good contributions from South Asia Gateway Terminals and Lanka Marine Services.

The Leisure Sector was a significant contributor to the Group's first quarter earnings. Despite the sluggish arrivals in April, a recovery in May coupled with higher average room rates, during the quarter, enabled the Resort Hotels and In-bound Tour Operations to record healthy profit growth. The City Hotels, namely Colombo Plaza and Trans Asia, and the Maldivian Hotels also performed well during the quarter.

The Information Technology Sector, registered higher profitability compared to the corresponding period of the previous year, although still not performing to its full potential.

The Plantations Sector showed better than previous year first quarter profitability despite the absence of Kegalle and Maskeliya Plantations because of good performances from Tea Smallholders and Tea Brokering.

The Financial Services Sector profitability, though lower than that recorded during the first quarter of the previous year, was above expectations during a period where the financial markets and overall investor confidence were negatively impacted by macro-economic and political uncertainties.

CHAIRMAN'S MESSAGE (Contd.)

Real Estate contributed well to the Group profitability mainly as a result of the sale and lease of Crescat apartments. The construction of a 30-storey, 200 luxury-apartment, "Monarch Tower", by Asian Hotels Properties Limited, has been approved subject to satisfaction of certain pre-sales criteria. Initial indications are encouraging and, everything being equal, construction will commence in January 2005. A Group Real Estate Strategy will be finalised once research and further discussion/evaluation are completed.

While the recommencement of the peace process is an absolute necessity, we, as we have stated on many previous occasions, believe that the longer-term sustainable growth of the economy is very dependant on the ability of the Government to foster a sound economic partnership with the Private Sector. On our part, we remain firmly committed, not only to ensuring steady returns to our Shareholders but also towards contributing to the national economy whilst upholding the principles of good Corporate Citizenry. In this respect, our Corporate Social Responsibility goals include, inter-alia, the provision of sanitation facilities to 37 schools island-wide, the provision of English Scholarships, the establishment of IT Kiosks at Universities and the sponsorship of 1000 cataract operations under the Vision 2020 Programme. JKH's commitment to the ten principles of the UN Global Compact remains undiminished.

V Lintotawela
Chairman

13 July 2004

CONSOLIDATED INCOME STATEMENT

For the three months ended 30th June	2004	2003	Change	Year Ended 31.03.2004
Revenue	5,153,207	4,398,151	17%	20,924,520
Cost of Sales	(3,426,907)	(3,139,336)	9%	(14,133,402)
Gross Profit	1,726,300	1,258,815	37%	6,791,118
Other Operating Income	145,279	68,747	111%	306,831
	1,871,579	1,327,562	41%	7,097,949
Administrative Expenses	(893,106)	(662,384)	35%	(2,913,493)
Distribution Expenses	(184,985)	(144,990)	28%	(753,607)
Other Operating Expenses	(162,288)	(95,220)	70%	(685,534)
Profit from Operating Activities	631,200	424,968	49%	2,745,315
Provision for fall in value of Investments	-	-	-	(6,947)
Finance Expenses	(74,294)	(93,265)	-20%	(457,708)
Share of Associate Company Profits	202,551	139,338	45%	703,378
Profit from sale of Non-Current Investments	-	-	-	158,939
Profit before Voluntary Retirement Scheme	759,457	471,041	61%	3,142,977
Cost of Voluntary Retirement Scheme	-	(687,378)	N/A	(766,786)
Profit before Taxation	759,457	(216,337)	N/A	2,376,191
Income Tax Expense	(119,427)	84,710	N/A	(244,416)
Profit after Taxation	640,030	(131,627)	N/A	2,131,775
Minority Interest	(103,143)	176,818	N/A	(201,685)
Profit attributable to the Group	536,887	45,191	1088%	1,930,090
	Rs.	Rs.		Rs.
Earnings per share for the period - Basic/Diluted	1.63	0.16		6.39
Dividends per share - Gross	0.00	0.00		0.00

Note: All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

Provisional Financial Statements

CONSOLIDATED BALANCE SHEET

As at 30th June	2004	2003	As at 31.03.2004
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	18,838,580	10,191,837	18,824,542
Intangible Assets	725,718	674,548	718,317
Investments in Subsidiaries	5,665	9,785	5,665
Investments in Associates	2,336,176	2,797,048	2,147,557
Other Investments	146,357	196,072	146,407
Investment Properties	65,802	-	100,472
Other Non-Current Assets	567,544	15,368	598,908
	22,685,842	13,884,658	22,541,868
Current Assets			
Inventories	1,618,403	1,799,766	1,473,029
Trade & Other Receivables	4,150,251	3,216,605	4,537,860
Short Term Investments	2,448,286	505,567	1,601,632
Cash in Hand and at Bank	1,524,346	1,305,816	2,184,923
	9,741,286	6,827,754	9,797,444
Total Assets	32,427,128	20,712,412	32,339,312
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	3,000,000	10,000,000
Issued Share Capital	3,302,936	1,879,184	3,000,818
Capital Reserves	7,651,807	2,866,100	7,896,081
Revenue Reserves	3,128,309	2,449,898	3,128,309
Retained Earnings	3,286,034	2,532,104	3,202,414
Total Equity	17,369,086	9,727,286	17,227,622
Minority Interest	4,955,132	1,717,374	4,939,611
Non-Current Liabilities			
Negative Goodwill	1,293,131	640,729	1,292,633
Non-Interest Bearing Borrowings	25,000	41,705	25,000
Interest Bearing Borrowings	1,584,009	2,091,452	1,601,061
Deferred Tax Liabilities	348,114	234,191	348,090
Retirement Benefit Obligation	654,093	479,385	633,783
Other Deferred Liabilities	99,495	101,023	103,340
	4,003,842	3,588,485	4,003,907
Current Liabilities			
Trade & Other Payables	3,189,103	2,434,679	3,612,839
Provision	8,391	-	7,301
Dividends Payable	445,784	-	-
Income Tax Liabilities	98,409	-	118,538
Short Term Borrowings	882,565	494,467	955,132
Current Portion of Non-Interest Bearing Borrowings	10,000	10,000	10,000
Current Portion of Interest Bearing Borrowings	391,692	333,747	362,103
Bank Overdrafts	1,073,124	2,406,374	1,102,259
	6,099,068	5,679,267	6,168,172
Total Equity & Liabilities	32,427,128	20,712,412	32,339,312
	Rs.	Rs.	Rs.
Net Assets per share	52.59	51.76	57.41

Note: All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.
The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

J.R.F. Peiris
Group Finance Director

13 July 2004

CONSOLIDATED CASH FLOW STATEMENT

For the three month ended 30th June *In Rs. '000s*	2004	2003
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES		
Net Profit before Taxation	759,457	(216,337)
Adjustments for:		
Interest Received	(22,911)	(11,557)
Finance Expenses	74,294	93,265
Dividends Received	-	(2,777)
Cost of Voluntary Retirement Scheme	-	687,378
Share of Associate Company Profits	(202,551)	(139,338)
Transfer from Investment Properties	34,670	-
Depreciation	291,427	179,301
Profit on sale of Property, Plant & Equipment	(11,266)	(5,459)
(Profit)/Loss on sale of Shares	(14,239)	(6,439)
Goodwill on Consolidation (net)	(4,211)	2,630
Retiring Gratuity (net of payments)	20,025	(61,970)
Amortisation of Other Deferred Liabilities	(3,845)	(980)
Intangible Assets & Non Current Assets (net)	28,293	(8,701)
Operating Profit before Working Capital Changes	949,143	509,016
(Increase)/Decrease in Inventories	(141,898)	(109,478)
(Increase)/Decrease in Receivables & Prepayments	476,958	87,982
Increase/(Decrease) in Creditors & Accruals	(429,417)	(8,496)
Increase/(Decrease) in Short Term Borrowings	(72,567)	(210,000)
Increase/(Decrease) consequent to Changes in Subsidiaries	-	31,426
Cash Generated from Operations	782,219	300,450
Interest Received	22,911	11,557
Finance Expenses Paid	(74,294)	(93,265)
Dividends Received	9,563	75,902
Voluntary Retirement Cost Paid	-	(687,378)
Income Tax Paid	(163,948)	(57,321)
Net Cash Flow from / (used in) Operating Activities	576,451	(450,055)
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	(318,110)	(198,661)
Purchase of Investments	(15,750)	(246,496)
Acquisition of Interest in Subsidiaries	(18,514)	(46,442)
Proceeds from sale of Property, Plant & Equipment	24,032	7,938
Proceeds from sale of Other Investments	155	-
Grants Received for Investing Activities	-	1,863
Net Cash Flow from / (used in) Investing Activities	(328,187)	(481,798)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from Issuance of Shares - Company	12,106	10,962
Minority Interest	(63,288)	(109,005)
Dividends Paid	-	(179,936)
Proceeds from Interest Bearing Borrowings	89,467	695,043
Repayment of Interest Bearing Borrowings	(76,927)	(74,304)
Net Cash Flow from / (used in) Financing Activities	(38,642)	342,760
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	209,622	(589,093)
CASH & CASH EQUIVALENTS AT THE BEGINNING (after adjustments)	2,689,886	(5,898)
CASH & CASH EQUIVALENTS AT THE END	2,899,508	(594,991)
CASH & CASH EQUIVALENTS		
Short Term Investments	2,448,286	505,567
Cash in Hand	1,524,346	1,305,816
Bank Overdrafts	(1,073,124)	(2,406,374)
Cash & Cash Equivalents	2,899,508	(594,991)

Provisional Financial Statements

COMPANY INCOME STATEMENT

For the three months ended 30th June	2004	2003	Change	As at 31.3.2004
Revenue	359,610	294,592	22%	1,543,875
Cost of Sales	(36,307)	(27,527)	32%	(104,220)
Gross Profit	323,303	267,065	21%	1,439,655
Other Operating Income	13,606	10,290	32%	14,004
	336,909	277,355	21%	1,453,659
Administrative Expenses	(83,334)	(56,447)	48%	(225,053)
Other Operating Expenses	(5,493)	(8,262)	-34%	(36,821)
Profit from Operating Activities	248,082	212,646	17%	1,191,785
Provision for fall in value of Investments	(15,226)	(10,876)	40%	(39,734)
Finance Expenses	(27,087)	(52,700)	-49%	(247,086)
Profit from sale of Non-Current Investments	-	-	-	383,109
Profit before Taxation	205,769	149,070	38%	1,288,074
Income Tax Expense	(3,859)	4,848	N/A	7,749
Profit after Taxation	201,910	153,918	31%	1,295,823
	Rs.	Rs.		Rs.
Earnings per share for the period - Basic/Diluted	0.61	0.55		4.29
Dividends per share - Gross	0.00	0.00		0.00

Note : All values are in Rupees '000s, unless otherwise stated.

The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 30th June	2004	2003	As at 31.03.2004
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	606,974	416,160	559,563
Investments in Subsidiaries & Joint Ventures	9,338,227	3,642,061	9,350,632
Investments in Associates	1,437,721	1,498,847	1,437,722
Other Investments	94,507	97,056	94,556
Other Non-Current Assets	106,786	368,417	142,610
	11,584,215	6,022,541	11,585,083
Current Assets			
Inventories	398	525	485
Trade & Other Receivables	678,706	388,549	572,970
Short Term Loans given to Related Parties	306,780	380,081	218,981
Short Term Investments	274,380	180,725	121,500
Cash in Hand and at Bank	5,425	31,307	292,715
	1,265,689	981,187	1,206,651
Total Assets	12,849,904	7,003,728	12,791,734
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	3,000,000	10,000,000
Issued Share Capital	3,302,936	1,879,184	3,000,818
Capital Reserves	5,998,204	1,209,934	6,288,216
Revenue Reserves	1,776,497	1,229,936	1,776,497
Retained Earnings	247,560	176,090	491,434
Total Equity	11,325,197	4,495,144	11,556,965
Non-Current Liabilities			
Interest Bearing Borrowings	697,624	776,744	730,093
Deferred Tax Liabilities	-	693	-
Retirement Benefit Obligation	60,856	42,970	59,021
	758,480	820,407	789,114
Current Liabilities			
Trade & Other Payables	127,009	96,759	105,022
Amounts due to Related Parties	-	259,510	114,681
Dividends Payable	445,784	-	-
Current Portion of Interest Bearing Borrowings	179,158	179,158	179,158
Bank Overdrafts	14,276	1,152,750	46,794
	766,227	1,688,177	445,655
Total Equity & Liabilities	12,849,904	7,003,728	12,791,734
	Rs.	Rs.	Rs
Net Assets per share	34.29	23.92	38.51

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

J.R.F. Peiris
Group Finance Director

13 July 2004

COMPANY CASH FLOW STATEMENT

For the three months ended 30th June *In Rs. '000s*	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit before Taxation	**205,769**	149,070
Adjustments for : Finance Expenses	**27,087**	52,700
Depreciation	**5,721**	4,323
Profit on sale of Property, Plant & Equipment	**-**	(1,008)
(Profit)/Loss on sale of Shares	**(8,481)**	(8,712)
Provision for fall in value of Investments	**15,226**	10,876
Bad Debts	**4,478**	4,478
Retiring Gratuity (net of payments)	**1,835**	1,682
Operating Profit before Working Capital Changes	**251,635**	213,409
(Increase)/Decrease in Receivables & Prepayments	**(152,097)**	(42,386)
Increase/(Decrease) in Creditors & Accruals	**(96,548)**	40,014
Increase/(Decrease) in Short Term Borrowings	**-**	(250,000)
Cash Generated from Operations	**2,990**	(38,963)
Finance Expenses Paid	**(27,087)**	(52,700)
Income Tax Paid	**-**	-
Net Cash Flow from / (used in) Operating Activities	**(24,097)**	(91,663)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acqusition of Property, Plant & Equipment	**(53,132)**	(5,802)
Purchase of Investments	**(18,514)**	(292,937)
Proceeds from sale of Property, Plant & Equipment	**-**	1,008
Proceeds from sale of Investments	**155**	43,012
Net Cash Flow Used in Investing Activities	**(71,491)**	(254,719)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from Issuance of Shares	**12,106**	10,962
Dividends Paid	**-**	(179,936)
Long Term Borrowings - related parties	**14,059**	(485)
Repayment of Interest Bearing Borrowings	**(32,469)**	(32,469)
Net Cash Flow used in Financing Activities	**(6,304)**	(201,928)
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	**(101,892)**	(548,310)
CASH & CASH EQUIVALENTS AT THE BEGINNING	**367,421**	(392,408)
CASH & CASH EQUIVALENTS AT THE END	**265,529**	(940,718)
CASH & CASH EQUIVALENTS		
Short Term Investments	**274,380**	180,725
Cash in Hand	**5,425**	31,307
Bank Overdrafts	**(14,276)**	(1,152,750)
Cash & Cash Equivalents	**265,529**	(940,718)

STATEMENT OF CHANGES IN EQUITY

Group

As at 30th June	2004	2003
Balance as at 31st March	17,227,622	9,814,048
Adjustment on account of changes in holdings	(7,484)	34,265
	17,220,138	9,848,313
Share Options exercised during the period	1,927	2,714
Premium on issue of Shares during the period	10,179	8,248
	17,232,244	9,859,275
Gain/Loss not recognised in the Income Statement		
- Currency Translation Reserve	45,739	2,756
Net Profit for the period	536,887	45,191
Final Dividend - 2003/2004	(445,784)	(179,936)
Balance as at 30th June	17,369,086	9,727,286

Company

As at 30th June	2004	2003
Balance as at 31st March	11,556,965	4,510,200
Share Options exercised during the period	1,927	2,714
Premium on issue of Shares during the period	10,179	8,248
	11,569,071	4,521,162
Net Profit for the period	201,910	153,918
Final Dividend - 2003/2004	(445,784)	(179,936)
Balance as at 30th June	11,325,197	4,495,144

13 July 2004

SEGMENT INFORMATION

For the Three months ended 30th June	Food & Beverage		Transportation		Plantation		Leisure		Information Technology	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
In Rs. '000s										
Total Sales	**2,315,148**	1,989,238	**1,702,827**	1,341,038	**768,222**	912,524	**1,032,419**	528,493	**325,274**	312,652
Less: Inter Segment Sales	**(7,332)**	(6,283)	**(10,258)**	(15,917)	**(25,089)**	(16,461)	**(29,517)**	(26,246)	**(24,091)**	(8,206)
Intra Segment Sales	**(691,294)**	(494,323)	**(87)**	(41)	**-**	-	**(35,052)**	(15,839)	**(2,491)**	(7,537)
Segment Revenue	**1,616,522**	1,488,632	**1,692,482**	1,325,080	**743,133**	896,063	**967,850**	486,408	**298,692**	296,909
Share of Associate Company turnover										
Revenue										
Segment Operating Profits	**57,527**	(587,779)	**419,265**	283,791	**79,127**	59,128	**90,412**	(13,223)	**455**	(3,699)
Other Operating Income										
Finance Expenses										
Profit before Taxation	**42,653**	(588,574)	**431,970**	299,271	**60,000**	36,085	**135,926**	8,834	**9,713**	555
Income Tax Expense	**(24,303)**	125,451	**(30,075)**	(13,368)	**(17,107)**	(17,357)	**(16,189)**	(3,273)	**(2,659)**	(591)
Profit after Taxation	**18,350**	(463,123)	**401,895**	285,903	**42,893**	18,728	**119,737**	5,561	**7,054**	(36)

For the Three months ended 30th June	Financial Services		Real Estate		Other		Group Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
In Rs. '000s								
Total Sales	**385,768**	428,904	**140,569**	4,308	**134,290**	632,767	**6,804,517**	6,149,924
Less: Inter Segment Sales	**-**	-	**(3,368)**	(2,657)	**(96,862)**	(300,962)	**(196,517)**	(376,732)
Intra Segment Sales	**-**	-	**-**	-	**(549)**	(688)	**(729,473)**	(518,428)
Segment Revenue	**385,768**	428,904	**137,201**	1,651	**36,879**	331,117	**5,878,527**	5,254,764
Share of Associate Company turnover							**(725,320)**	(856,613)
Revenue							**5,153,207**	4,398,151
Segment Operating Profits	**43,572**	61,674	**30,226**	4,224	**(32,112)**	4,065	**688,472**	(191,819)
Other Operating Income							**145,279**	68,747
Finance Expenses							**(74,294)**	(93,265)
Profit before Taxation	**47,726**	62,100	**56,680**	3,014	**(25,211)**	(37,622)	**759,457**	(216,337)
Income Tax Expense	**(10,406)**	(8,198)	**(5,152)**	(1,618)	**(13,536)**	3,664	**(119,427)**	84,710
Profit after Taxation	**37,320**	53,902	**51,528**	1,396	**(38,747)**	(33,958)	**640,030**	(131,627)

NOTES TO THE FINANCIAL STATEMENTS

For the three month ended 30th June

1. Market Price per share

	2004	2003
	Company	
Market Price - Highest (for the period)	113.00	116.00
Market Price - Lowest (for the period)	95.00	69.75
Market Price - Last Traded (for the period)	107.50	103.25

2. The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2004 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3. The presentation and classification of figures for the corresponding period of the previous year have been amended, where relevant, to be comparable with those for the current year.

4. All values included in these Financial Statements are in Rs. '000s unless otherwise stated.

5. The Company granted a bonus issue of 1 ordinary share for every 10 existing ordinary shares on 10 June 2004. A final dividend of 15% was paid on the increased post-scrip issued capital on 5 July 2004.

6. There have been no other events subsequent to the Balance Sheet Date, which require disclosure in the Interim Financial Statements.

CORPORATE INFORMATION

Name of Company
John Keells Holdings Limited

Legal Form
Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Directors
Mr V Lintotawela - Chairman
Mr S C Ratnayake - Joint Managing Director
Mr A D Gunewardene - Joint Managing Director
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr S Easparathasan
Mr T Das
Mr N C Vitarana

Audit Committee
Mr N C Vitarana - Chairman
Mr E F G Amerasinghe
Mr S Easparathasan

Remuneration Committee
Mr E F G Amerasinghe - Chairman
Mr S Easparathasan
Mr N C Vitarana

Nominations Committee
Mr S Easparathasan - Chairman
Mr E F G Amerasinghe
Mr V Lintotawela
Mr N C Vitarana

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst and Young
Chartered Accountants
P O Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
CitiBank NA
Commercial Bank
Deutsche Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
CitiBank NA
New York

Registered Office of the Company
130 Glennie Street
Colombo 2
Sri Lanka

Contact Details
P O Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : (94 11) 2306000
Facsimile : (94 11) 2447087

Internet : www.keells.com
Email : jkh@keells.com

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